

October 1, 2010

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

>   **Re: VR Holdings, Inc.**
>   **Amendment No. 3 to Form S-1**
>   **Filed September 22, 2010**
>   **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your amended filing and your response letter dated September 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three from our letter dated September 17, 2010. Please further revise your disclosure to clarify when you anticipate that you will need to raise additional funds by means of a debt or equity offering in order to finance your litigation efforts.

Prospectus Summary, page 4

2. We note your response to comment five from our letter dated September 17, 2010. Please further revise the first sentence of the third paragraph of this section to state that currently, the primary function of VRH is to pursue the litigation of the *Cancer*

Foundation v. Cerberus Capital Management L.P. In addition, revise the fourth paragraph of this section to clarify that the primary purpose of the offering is to have claimants on the debt for which Mr. Lapides is personally liable exchange their claims for shares in the company.

3. We note your response to comment 12 from our letter dated September 17, 2010. Please further revise your disclosure here, as well as in your MD&A to explain how the company is not liable for this debt when it is reflected on your financial statements. Such revised disclosure should also address the following:

   • If Mr. Lapides does not pay this debt and your litigation is unsuccessful, will the debt simply remain on your financial statements indefinitely?

   • Will interest continue to accrue on these amounts?

   • We note your statement that you wish to resolve potential claims so that you can move forward with the expectation that your past liabilities "both asserted and unasserted" have been extinguished. Please disclose whether management believes the company may be subject to future claims (either asserted or unasserted) with respect to this debt.

   In addition, please revise your disclosure on page 26 to clarify the date The Circuit Court of Anne Arundel County dismissed the claim of Marshall & Ilsley Trust Company.

The Offering, page 6

4. Disclose whether MML, Inc. is legally obligated to distribute any proceeds received from the litigation of the Cancer Foundation v. Cerberus Capital Management L.P. to all of the claimants and to the company.

5. Please file the form of settlement and release agreement that claimants would have to provide to receive shares of VR Holdings in exchange for their claims.

6. If Mr. Baker is going to be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the securities, tell us in your response letter how each element of the rule will be met.

Risk Factors, page 10

7. We note your response to comment six from our letter dated September 17, 2010. Please note that we would like you to group the risk factors contained on pages 10-15 into two categories: (i) risks related to your current business of pursuing your pending litigation and (ii) risks related to your proposed business.

8. Please provide risk factor disclosure that specifically addresses the legal rights or benefits that the claimants would be giving up in the offering. For example, state that the claimants would be giving up a legal judgment in exchange for shares in a shell company with no trading market and that the claimants would become common stockholders with only residual rights in the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

9. We note your response to comment eight from our letter dated September 17, 2010. Please clarify that The Cancer Foundation had no legal claim to the $80,000,000, that you agreed to dismiss The Cancer Foundation from the lawsuit because they lacked standing, but that you issued 27.3 million shares to The Cancer Foundation based upon the amount of the pledge plus interest. Also disclose the rate of interest used, the time period over which the interest was applied and the total dollar amount attributed to The Cancer Foundation in determining the number of shares to issue.

10. We note your response to comment 10 from our letter dated September 17, 2010. Please revise your disclosure in your management's discussion and analysis to quantify the additional costs you expect to incur as a result of becoming a public company.

Liquidity and Capital Resources, page 26

11. Please revise the second paragraph of this section to clarify that interest is continuing to accrue on your outstanding liabilities.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Norman T. Reynolds, Esq.
    Via facsimile